UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN

REGISTERED INVESTMENT COMPANIES

MILL CITY VENTURES III, LTD.

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☐	Merger

☐	Liquidation

☐	Abandonment of Registration

☒	Election of status as a Business Development Company

2.	Name of fund: Mill City Ventures III, Ltd.

3.	Securities and Exchange Commission File No.: 811-22778

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

130 West Lake Street, Suite 300

Wayzata, Minnesota 55391

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Paul D. Chestovich

Maslon Edelman Borman & Brand, LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 672-8305

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Mill City Ventures III, Ltd.

130 West Lake Street, Suite 300

Wayzata, Minnesota 55391

(952) 473-3442

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Minnesota

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mill City Ventures III, Ltd., (ii) he is the Chief Executive Officer of Mill City Ventures III, Ltd., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

MILL CITY VENTURES III, LTD.

Dated: May 15, 2013	By:	/s/ Douglas M. Polinsky
Douglas M. Polinsky
Chief Executive Officer